Mail Stop 4561



							December 5, 2008


By U.S. Mail and Facsimile (973) 827-2926


Mr. Donald L. Kovach
Chairman and Chief Executive Officer
Sussex Bancorp
200 Munsonhurst Road, Route 517,
Franklin, Sussex County, New Jersey 07416.



Re: 	Sussex Bancorp
Preliminary Proxy Statement on Schedule 14A
      File No. 001-12569
      Filed November 26, 2008


Dear Mr. Kovach:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



How much capital is the Company seeking from the U.S. Treasury, page 4

1. Disclose the minimum proceeds of your proposed sale of securities to the Treasury Department. Also, please update the proxy statement to note the current status of your application if there has been any change since filing the preliminary proxy material.


The CPP, page 5

2. Disclose more detail regarding all the material terms of your participation in the Capital Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury
Department. In this discussion also note market price of the company`s common stock, the minimum number of warrants that you will issue to the Treasury Department, disclose the exercise price of the warrants, and finally, disclose the minimum warrants that will be issued and the maximum number of warrants that will be issued as a percentage of the number of outstanding common stock currently outstanding.

3. Please discuss how your participation in the Capital Purchase
Program may:
* impact the holders of any outstanding senior classes of your securities;
* impact the rights of your existing common shareholders;
* dilute the interests of your existing common shareholders;
* require you to expand your board of directors to accommodate Treasury Department appointments to it;
* require you to register for resale securities you have issued to the
Treasury Department; and
* impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

4. Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase
Program
and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

5. Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

6. Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Financial Statements

      Where you expect the proceeds of the sale of securities to the
Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

      In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

* how the application of the proceeds of the transaction may potentially effect your net interest margin;

* how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

* how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

      Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

      Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

      In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

      If you do not believe the sale of the securities to the Treasury
Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders` equity and your capital ratios.





      * * * * * * * * * * * * *





      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact either Jonathan E. Gottlieb at (202) 551-
3416 or
me at (202) 551-3418 if you have questions regarding these comments.




						Sincerely,



						William C. Friar
						Senior Financial Analyst



























Mr. Donald L. Kovach
Sussex Bancorp
December 5, 2008
Page 1